Via Facsimile and U.S. Mail
Mail Stop 6010


August 24, 2005


Mr. R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO  80301

Re:	Array BioPharma Inc.
      Form 10-K for the fiscal year ended June 30, 2004
      Filed September 3, 2004
	File No. 001-1663

Dear Mr. Carruthers:

	We have reviewed your response letter dated August 1, 2005 to our comment letter dated July 5, 2005 and have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data, page 42

Statements of Operations, page 45

1. We noted your response to our prior comment two and the revised MD&A disclosures that you proposed. Please also provide us in disclosure-type format, how you intend to make it clear within the financial statements preferably on the face of the statement of operations that the provision for excess inventory is part of total cost of revenue, consistent with paragraph 14 of chapter 4 of ARB 43.

Notes to Financial Statements, page 48

1. Business and Summary of Significant Accounting Policies, page
48

Revenue Recognition, page 50

2. In your response to our prior comment seven dated June 16, 2005, we noted that you had approximately $8 million in per-compound revenue in fiscal 2004. Based on your response to our prior comment four dated July 5, 2005, it does not appear that you considered all of this per-compound revenue to be product revenues. As page 23 of your filing appears to indicate that per-compound revenue includes sales of your Optimer(r) building blocks, custom chemical compounds you create, and custom chemical syntheses you perform, please clarify how much of your per-compound revenue you consider to be product revenues and why you consider the remaining amount to be service revenues.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Michael Carruthers
Array BioPharma Inc.
August 24, 2005
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